Filed Pursuant to Rule 253(g)(2)

File No. 024-11163

Fundrise Balanced eREIT II, LLC

SUPPLEMENT NO. 14 DATED December 30, 2021

TO THE OFFERING CIRCULAR DATED August 23, 2021

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Balanced eREIT II, LLC (“we”, “our” or “us”), dated August 23, 2021 and filed by us with the Securities and Exchange Commission (the “Commission”) on August 24, 2021 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

  Declaration of dividend.

Declaration of Dividend

On December 29, 2021, the Manager of the Company declared a daily distribution of $0.0008219178 per share (the “January 2022 Daily Distribution Amount”) (which equates to approximately 2.58% on an annualized basis calculated at the current rate, assuming a $11.63 per share purchase price) for shareholders of record as of the close of business on each day of the period commencing on January 1, 2022 and ending on January 31, 2022 (the “January 2022 Distribution Period”). The distributions will be payable to shareholders of record as of the close of business on each day of the January 2022 Distribution Period and the distributions are scheduled to be paid prior to April 21, 2022. While the Company's Manager is under no obligation to do so, the annualized basis return assumes that the Manager will declare distributions in the future similar to the distributions disclosed herein.